CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$156,000	$21.28

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing supplement dated April 25, 2013 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$156,000 Notes due April 30, 2018 Linked to the Performance of a Basket of Commodity Indices Global Medium-Term Notes, Series A, No. C-500

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date**:	April 25, 2013

Issue Date:	April 30, 2013

Basket Final Valuation Date**:	April 25, 2018*

Maturity Date:	April 30, 2018*

Denominations:	Minimum denominations of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	A basket comprised of the following commodity indices (each a “Basket Component”, and together, the “Basket Components”) in weighted allocations:

Commodities	Bloomberg ticker symbol***	Weight	Initial Level
S&P GSCI® Aluminum Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement.	SPGCIAP Index	1/10	34.14363
S&P GSCI® Live Cattle Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement.	SPGCLCP Index	1/10	334.7929
S&P GSCI® Cocoa Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement.	SPGCCCP Index	1/10	9.202717
S&P GSCI® Sugar Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement.	SPGSSBP Index	1/10	22.88517
S&P GSCI® Lean Hogs Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement.	SPGCLHP Index	1/10	26.66806
S&P GSCI® Precious Metals Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement.	SPGCPMP Index	1/10	210.4545
S&P GSCI® Brent Crude Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement.	SPGCBRP Index	1/10	809.5369
S&P GSCI® Lead Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement.	SPGCILP Index	1/10	213.7052
S&P GSCI® Nickel Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement	SPGCIKP Index	1/10	225.8162
S&P GSCI® Zinc Index Excess Return, as described under “Description of the Reference Asset” in this pricing supplement	SPGCIZP Index	1/10	50.68790

Coupon Observation Dates**:	April 25, 2014, April 27, 2015, April 25, 2016, April 25, 2017 and April 25, 2018 (the “Final Coupon Observation Date”), subject to the following business day convention.

Coupon Payment Dates:	The third business day after each Coupon Observation Date, provided that the final Coupon Payment Date shall be the Maturity Date.

Coupon Rate:	The Coupon Rate for each Coupon Payment Date will be a percentage equal to the arithmetic average of the Commodity Performances of the Basket Components on the applicable Coupon Observation Date, provided that the Coupon Rate shall not be less than 0%.

Return Cap:	6.05%

Return Floor:	-15%

Coupon Payment:	The Coupon Payment per $1,000 principal amount of your Notes payable on each Coupon Payment Date will equal $1,000 × Coupon Rate.

Payment at Maturity:

At maturity, you will receive the principal amount of your Notes (plus the final Coupon Payment, if any).

Your principal is protected only if you hold the Notes to maturity. Any payment on the Notes, including any Coupon Payments or any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Commodity Performance:

On each Coupon Observation Date, the Commodity Performance for each Basket Component will be a percentage determined as follows:

(1) if the Commodity Return on such day is greater than or equal to 0%, the Return Cap;

(2) if the Commodity Return on such day is less than 0% but is greater than the Return Floor, the Commodity Return; or

(3) if the Commodity Return on such day is less than or equal to the Return Floor, the Return Floor.

Commodity Return:

On each Coupon Observation Date, the performance of each Basket Component from the Initial Level to the Final Level, expressed as a percentage and calculated as follows:

Final Level – Initial Level

Initial Level

Initial Level:	With respect to each Basket Component, the Initial Level is the Index Closing Level of the Basket Component on the Basket Initial Valuation Date. The Initial Level for each Basket Component is set forth in the table above under “Reference Asset.”

Final Level:	With respect to each Basket Component, the Final Level will equal the closing level of Basket Component on the applicable Coupon Observation Date.

Index Closing Level:

For any Basket Component, the Index Closing Level shall be determined by reference to the closing level calculated and published by the Index sponsor or its successor for such Basket Component at the regular weekday close of trading on the relevant day. The Bloomberg Tickers for each Basket Component set forth above under “Reference Asset” are for reference purposes only.

In certain circumstances, the closing level of a Basket Component will be based on the alternate calculation of the Basket Component as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the accompanying prospectus supplement.

Index sponsor:	With respect to any Basket Component, the entity that publishes and maintains such Basket Component. As of the date of this pricing supplement, Standard & Poor’s Financial Services LLC (the “Sponsor”) is sponsor for each of the Basket Components.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TSB4 / US06741TSB43

*	Subject to postponement in the event of a market disruption event as described under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” , “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.
**	If such day is not a scheduled trading day, the next succeeding scheduled trading day.
***	For reference purposes only.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	3.00%	97.00%
Total	$156,000.00	$4,680.00	$151,320.00

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 3.00% of the principal amount of the notes, or $30.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples

The examples set forth below are provided for illustrative purposes only. The terms in the tables and examples below are purely hypothetical and do not relate to any actual Final Level, Commodity Performance or Commodity Return of any of the Basket Components. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical and do not purport to be representative of every possible scenario concerning increases or decreases in the Index Closing Level of any Basket Component on any Coupon Observation Date relative to its Index Closing Level on the Basket Initial Valuation Date. We cannot predict the Commodity Performance of any of the Basket Components.

The following examples illustrate the potential total return over the term of the Notes based upon an initial investment of $1,000, and assume that the Index Closing Levels of the Basket Components are as indicated. The numbers appearing in the following tables and examples have been rounded for ease of analysis. The examples also are based on the Return Cap of 6.05% and a Return Floor of -15.00%.

The following examples assume the Notes are held until the Maturity Date, no market disruption event has occurred or is continuing on any Coupon Observation Date and that no change has occurred that affects the Basket Components or the manner or methodology in which the Basket Components are calculated.

PS–2

Example 1: In this case, as of each Coupon Observation Date, the Final Levels of some Basket Components have decreased from the Initial Levels, while the Final Levels of some of the Basket Components have increased. In certain years, the Commodity Returns of some Basket Components have exceeded the Return Cap or have fallen below the Return Floor.

TABLE OF HYPOTHETICAL COMMODITY PERFORMANCES:

Basket Components	Initial Level	Final Level
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Live Cattle Index Excess Return	334.79290	274.53018	323.07515	321.40118	323.07515	361.74373
S&P GSCI® Aluminum Index Excess Return	34.14363	27.99778	33.29004	33.29004	34.99722	36.89219
S&P GSCI® Lean Hogs Index Excess Return	26.66806	21.86781	26.13470	24.53462	25.86802	28.81484
S&P GSCI® Cocoa Index Excess Return	9.202717	7.54623	9.01866	9.34076	9.06468	9.94354
S&P GSCI® Sugar Index Excess Return	22.88517	18.76584	21.74091	21.74091	24.02943	24.72743
S&P GSCI® Precious Metals Index Excess Return	210.45450	172.57269	202.03632	202.03632	218.87268	227.39609
S&P GSCI® Brent Crude Index Excess Return	809.53690	663.82026	773.10774	773.10774	845.96606	874.70462
S&P GSCI® Lead Index Excess Return	213.70520	175.23826	207.29404	220.11636	207.29404	230.90847
S&P GSCI® Nickel Index Excess Return	225.81620	185.16928	233.71977	233.71977	217.91263	243.99440
S&P GSCI® Zinc Index Excess Return	50.68790	41.56408	48.91382	48.91382	52.46198	54.76828

Basket Components	Initial Level	Commodity Performance (maximum set at the Return Cap; minimum set at the Return Floor). Note that the Coupon Rate cannot be less than 0%.
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Live Cattle Index Excess Return	334.79290	-15.000%	-3.500%	-4.000%	-3.500%	6.050%
S&P GSCI® Aluminum Index Excess Return	34.14363	-15.000%	-2.500%	-2.500%	6.050%	6.050%
S&P GSCI® Lean Hogs Index Excess Return	26.66806	-15.000%	-2.000%	-8.000%	-3.000%	6.050%
S&P GSCI® Cocoa Index Excess Return	9.20272	-15.000%	-2.000%	6.050%	-1.500%	6.050%
S&P GSCI® Sugar Index Excess Return	22.88517	-15.000%	-5.000%	-5.000%	6.050%	6.050%
S&P GSCI® Precious Metals Index Excess Return	210.45450	-15.000%	-4.000%	-4.000%	6.050%	6.050%
S&P GSCI® Brent Crude Index Excess Return	809.53690	-15.000%	-4.500%	-4.500%	6.050%	6.050%
S&P GSCI® Lead Index Excess Return	213.70520	-15.000%	-3.000%	6.050%	-3.000%	6.050%
S&P GSCI® Nickel Index Excess Return	225.81620	-15.000%	6.050%	6.050%	-3.500%	6.050%
S&P GSCI® Zinc Index Excess Return	50.68790	-15.000%	-3.500%	-3.500%	6.050%	6.050%
Average of Commodity Performances:		-15.000%	-2.395%	-1.335%	1.575%	6.050%
Coupon Rate:		0.000%	0.000%	0.000%	1.575%	6.050%
Hypothetical Coupon Payments:		$0.00	$0.00	$0.00	$15.75	$60.50

PS–3

Calculate the return on the Notes:

On the Coupon Observation Date in year one, the Commodity Returns of all Basket Components were less than the Return Floor resulting in a Commodity Performance for each Basket Component equal to the Return Floor. Because the arithmetic average of the Commodity Performances in year one is less than 0%, the Coupon Rate for year one will be equal to 0% and the Coupon Payment will be $0.00.

On the Coupon Observation Dates in years two and three, the Commodity Returns of the Basket Components were less than zero but greater than the Return Floor thereby resulting in a Commodity Performance equal to the corresponding Commodity Return for each such Basket Component. Because the arithmetic average of the Commodity Performances in years two and three is less than 0%, the Coupon Rate for years two and three will be equal to 0% and the Coupon Payment will be $0.00.

On the Coupon Observation Date in year four: (i) the Commodity Returns of some Basket Components were equal to or greater than 0% thereby resulting in a Commodity Performance equal to the Return Cap for each such Basket Component; and (ii) the Commodity Returns of some Basket Components were less than 0% but greater than the Return Floor thereby resulting in a Commodity Performance equal to the corresponding Commodity Return for each such Basket Component. The Coupon Rate for year four will be equal to the average Commodity Performance (subject to the Return Cap with respect to Basket Components with a Commodity Return that equals or exceeds 0%) in respect of such year. Accordingly, the Coupon Payments for year four will be calculated per $1,000 principal amount of Notes as follows:

Year Four: $1,000 × average Commodity Performance = $1,000 × 1.575% = $15.75

On the Coupon Observation Dates in year five, the Commodity Returns of each of the Basket Components were equal to or greater than 0%, resulting in a Commodity Performance for each Basket Component equal to the Return Cap. Because the Commodity Performance of each Basket Component is equal to the Return Cap as of each Coupon Observation Date, the Coupon Rate in year five is equal to the Return Cap. The Coupon Payment is calculated as follows:

Year Five: $1,000 × Return Cap = $1,000 × 6.05% = $60.50

Therefore, the sum of the Coupon Payments on the Notes is $76.25 per $1,000 principal amount of Notes.

PS–4

Example 2: In this case, as of each Coupon Observation Date, the Final Level of each Basket Component has decreased from the Initial Level and the average Commodity Performance is less than zero.

TABLE OF HYPOTHETICAL COMMODITY PERFORMANCES:

Basket Components	Initial Level	Final Level
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Live Cattle Index Excess Return	334.7929	274.53018	332.28195	333.11894	331.44497	331.44497
S&P GSCI® Aluminum Index Excess Return	34.14363	27.99778	33.11932	33.29004	32.43645	32.43645
S&P GSCI® Lean Hogs Index Excess Return	26.66806	21.86781	25.93469	26.26804	25.86802	25.86802
S&P GSCI® Cocoa Index Excess Return	9.202717	7.54623	9.01866	9.01866	8.83461	8.83461
S&P GSCI® Sugar Index Excess Return	22.88517	18.76584	21.74091	22.65632	22.42747	22.42747
S&P GSCI® Precious Metals Index Excess Return	210.4545	172.57269	207.82382	204.14087	197.82723	197.82723
S&P GSCI® Brent Crude Index Excess Return	809.5369	663.82026	793.34616	781.20311	752.86932	752.86932
S&P GSCI® Lead Index Excess Return	213.7052	175.23826	197.67731	206.22552	198.74584	198.74584
S&P GSCI® Nickel Index Excess Return	225.8162	185.16928	225.25166	222.42896	219.04171	219.04171
S&P GSCI® Zinc Index Excess Return	50.68790	41.56408	48.93917	49.92758	49.16726	49.16726

Basket Components	Initial Level	Commodity Performance (maximum set at the Return Cap; minimum set at the Return Floor). Note that the Coupon Rate cannot be less than 0%.
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Live Cattle Index Excess Return	334.7929	-15.000%	-0.750%	-0.500%	-1.000%	-1.000%
S&P GSCI® Aluminum Index Excess Return	34.14363	-15.000%	-3.000%	-2.500%	-5.000%	-5.000%
S&P GSCI® Lean Hogs Index Excess Return	26.66806	-15.000%	-2.750%	-1.500%	-3.000%	-3.000%
S&P GSCI® Cocoa Index Excess Return	9.202717	-15.000%	-2.000%	-2.000%	-4.000%	-4.000%
S&P GSCI® Sugar Index Excess Return	22.88517	-15.000%	-5.000%	-1.000%	-2.000%	-2.000%
S&P GSCI® Precious Metals Index Excess Return	210.4545	-15.000%	-1.250%	-3.000%	-6.000%	-6.000%
S&P GSCI® Brent Crude Index Excess Return	809.5369	-15.000%	-2.000%	-3.500%	-7.000%	-7.000%
S&P GSCI® Lead Index Excess Return	213.7052	-15.000%	-7.500%	-3.500%	-7.000%	-7.000%
S&P GSCI® Nickel Index Excess Return	225.8162	-15.000%	-0.250%	-1.500%	-3.000%	-3.000%
S&P GSCI® Zinc Index Excess Return	50.68790	-15.000%	-3.450%	-1.500%	-3.000%	-3.000%
Average of Commodity Performances:		-15.000%	-2.795%	-2.050%	-4.100%	-4.100%
Coupon Rate:		0.00%	0.00%	0.00%	0.00%	0.00%
Hypothetical Coupon Payments:		$0.00	$0.00	$0.00	$0.00	$0.00

PS–5

Calculate the return on the Notes:

On the Coupon Observation Dates of each year, the Commodity Returns of all of the Basket Components were less than 0% and in some cases less than the Return Floor, resulting in a Commodity Performance for each Basket Component that is less than 0%. Because the average Commodity Performance for each Coupon Observation Date is less than 0% and the Coupon Rate may not be less than 0%, the Coupon Rate will be equal to 0% on each Coupon Payment Date and the corresponding Coupon Payment for each date will be $0.00. Therefore, the Payment at Maturity would be $1,000.00 and the total return on the Notes would be limited to 0.00% over the term of the Notes.

Example 3: In this case, as of each Coupon Observation Date, the Final Level of each Basket Component has increased from the Initial Level of each Basket Component resulting in a Commodity Performance for each Basket Component that is equal to the Return Cap.

TABLE OF HYPOTHETICAL COMMODITY PERFORMANCES:

Basket Components	Initial Level	Final Level
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Live Cattle Index Excess Return	334.7929	368.27219	385.01184	364.92426	374.96805	361.74373
S&P GSCI® Aluminum Index Excess Return	34.14363	37.55799	39.26517	37.21656	38.24087	36.89219
S&P GSCI® Lean Hogs Index Excess Return	26.66806	29.33487	30.66827	29.06819	29.86823	28.81484
S&P GSCI® Cocoa Index Excess Return	9.202717	10.12299	10.58312	10.03096	10.30704	9.94354
S&P GSCI® Sugar Index Excess Return	22.88517	25.17369	26.31795	24.94484	25.63139	24.72743
S&P GSCI® Precious Metals Index Excess Return	210.4545	231.49995	242.02268	229.39541	235.70904	227.39609
S&P GSCI® Brent Crude Index Excess Return	809.5369	890.49059	930.96744	882.39522	906.68133	874.70462
S&P GSCI® Lead Index Excess Return	213.7052	235.07572	245.76098	232.93867	239.34982	230.90847
S&P GSCI® Nickel Index Excess Return	225.8162	248.39782	259.68863	246.13966	252.91414	243.99440
S&P GSCI® Zinc Index Excess Return	50.68790	55.75669	58.29109	55.24981	56.77045	54.76828

PS–6

Basket Components	Initial Level	Commodity Performance (maximum set at the Return Cap; minimum set at the Return Floor). Average Commodity Performance is floored at 0%.
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Live Cattle Index Excess Return	334.7929	6.050%	6.050%	6.050%	6.050%	6.050%
S&P GSCI® Aluminum Index Excess Return	34.14363	6.050%	6.050%	6.050%	6.050%	6.050%
S&P GSCI® Lean Hogs Index Excess Return	26.66806	6.050%	6.050%	6.050%	6.050%	6.050%
S&P GSCI® Cocoa Index Excess Return	9.202717	6.050%	6.050%	6.050%	6.050%	6.050%
S&P GSCI® Sugar Index Excess Return	22.88517	6.050%	6.050%	6.050%	6.050%	6.050%
S&P GSCI® Precious Metals Index Excess Return	210.4545	6.050%	6.050%	6.050%	6.050%	6.050%
S&P GSCI® Brent Crude Index Excess Return	809.5369	6.050%	6.050%	6.050%	6.050%	6.050%
S&P GSCI® Lead Index Excess Return	213.7052	6.050%	6.050%	6.050%	6.050%	6.050%
S&P GSCI® Nickel Index Excess Return	225.8162	6.050%	6.050%	6.050%	6.050%	6.050%
S&P GSCI® Zinc Index Excess Return	50.68790	6.050%	6.050%	6.050%	6.050%	6.050%
Average of Commodity Performances:		6.050%	6.050%	6.050%	6.050%	6.050%
Coupon Rate:		6.050%	6.050%	6.050%	6.050%	6.050%
Hypothetical Coupon Payments:		$60.50	$60.50	$60.50	$60.50	$60.50

Calculate the return on the Notes:

Because the Commodity Performance of each Basket Component is equal to the Return Cap as of each Coupon Observation Date, the Coupon Payment on each Coupon Payment Date is equal to (a) the principal amount of the Notes multiplied by (b) the Return Cap, calculated as follows:

$1,000 × the Return Cap = $1,000 × 6.05% = $60.50

Therefore, the Coupon Payment per $1,000 principal amount Notes on each Coupon Observation Date would be $60.50 on each Coupon Payment Date and the sum of the Coupon Payments on the Notes would be $302.50, representing a 6.05% annual return on investment over the term of the Notes and the maximum return on the Notes.

The foregoing example illustrates that you will not benefit from a positive Commodity Return to the extent that such Commodity Return exceeds the Return Cap. If with respect to a Basket Component the Commodity Return is equal to or greater than 0%, the Commodity Performance with respect to such Basket Component will be equal to the Return Cap. If the Commodity Return exceeds the Return Cap, the Basket Component will be deemed to have a Commodity Performance of 6.05% for purposes of calculating Coupon Rate and determining the Coupon Payment on the relevant Coupon Payment Date. As a result, the maximum sum of annual Coupon Payments that you can receive for each $1,000 principal amount is $302.50 ($60.50 per year), which represents a 6.05% annual return, regardless of the extent of any appreciation in the level of the Basket Components over the life of the Notes.

PS–7

Selected Purchase Considerations

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this pricing supplement, including but not limited to the Coupon Observation Dates, the Coupon Payment dates, the maturity date, the payment at maturity and the closing levels of the Basket Components on any coupon observation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”, “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”, “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” and “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket”.

•

Preservation of Capital at Maturity—You will receive the principal amount (subject to our credit risk) of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity (including the final Coupon Payment) is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

•	Returns Linked to an Equally Weighted Basket of 10 Commodity Indices—The Coupon Rate on the Notes is linked to the performance of an equally weighted basket of 10 Commodity Indices.

•

Annual Coupon Payments—The Notes offer the potential to receive annual Coupon Payments with a variable coupon rate of not less than 0.00% and not greater than 6.05%, which represents a return of the Return Cap. The Coupon Rate will equal the average of the Commodity Performances of the Basket Components (which is floored at 0%) on the applicable Coupon Observation Date. Accordingly, you will receive a return on a Coupon Payment Date that is greater than 0% only if, on average, the Basket Components have appreciated from the Basket Initial Valuation Date to the related Coupon Observation Date.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The tax treatment of your Notes depends in part upon whether it is reasonably expected that the interest paid on the Notes during the first half of the Notes’ term will be significantly greater or less than the interest paid on the Notes during the second half of the Notes’ term (“Front or Back Loaded”). We do not expect interest on the Notes to be Front or Back Loaded and we intend to report payments on the Notes in accordance with this position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your Notes. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming the Issuer’s position that interest on the Notes is not expected to be Front or Back Loaded is respected, it would be reasonable to treat your Notes as debt instruments subject to the rules applicable to variable rate debt instruments. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct. Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the Notes will be treated as variable rate debt instruments.

If your Notes are treated as variable rate debt instruments, you will generally be taxed on any interest on the Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. If you sell or exchange your Notes prior to maturity, you should generally recognize gain or loss, which should generally be capital gain or loss except to the extent that such gain or loss is attributable to accrued but unpaid interest. Because the amount of interest that might be paid with respect to the Notes will not be determined until the Coupon Observation Date, it is not clear how much interest (i) an accrual basis taxpayer should treat as having accrued with respect to the Notes at the close of its taxable year and (ii) a holder that sells a Note on a day other than a Coupon Observation Date should treat as accrued but unpaid interest. You should consult your tax advisor regarding the determination of the accrued interest on your Notes.

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Additionally, if you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium.” These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Alternative Treatments. Because the application of the variable rate debt instrument rules to the Notes is not entirely clear and because the Internal Revenue Service could disagree with the Issuer’s determination that interest on the Notes is not reasonably expected to be Front or Back Loaded, it is possible that the Internal Revenue Service could assert that the Notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments. If the Notes are treated as contingent payment debt instruments, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

For a further discussion of the contingent payment debt instrument rules, please see the section titled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions (which would include debt of a foreign financial institution that is not regularly traded on an established securities market, and accordingly may include your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any payments it pays to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding—” in the accompanying prospectus supplement

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors— Additional Risks Relating to Securities Based on a Basket Comprised of More Than One Reference Asset”;

•	“Risk Factors—Additional Risks Relating to Securities Which Pay No Interest”;

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“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Are Characterized as Benefitting From Full Principal Protection.

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In addition to the risks described above, you should consider the following:

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You May Not Receive Coupon Payments on Your Notes—Your only return on the Notes will be the annual Coupon Payments, if any, that may be paid over the term of the Notes. If the Final Levels of any Basket Components on any Coupon Observation Date have declined from the Initial Levels, the resulting negative Commodity Returns could offset entirely the positive contribution to the basket performance by any Basket Components with positive Commodity Returns. Under these circumstances, the average of the Commodity Performances will equal 0% and you will only receive a return equal to 0%. Your return on the Notes may be lower than a return you would have received if you had invested directly in some or all of the Basket Components.

•

Limited Return on the Notes—The appreciation potential of the Notes is limited by the Return Cap on the Commodity Performance of each individual basket component. On each Coupon Observation Date, even if one or more of the Commodity Returns is greater than the Return Cap, the Commodity Performances for those Basket Components will not exceed the Return Cap regardless of the appreciation in the Basket Component, which may be significant.

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Your Maximum Gain on the Notes Is Limited to the Coupon Payments—The return on the Notes at maturity is linked to the performance of the Basket Components and will depend on whether, and the extent to which, the average Commodity Performance is positive or negative on any coupon observation date. The maximum Coupon Payments you can receive on the notes will be $302.50. Any payment on the Notes, including any principal protection feature or any Coupon Payment, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

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You Will Not Have Rights in the Futures Contracts Underlying the Basket Components—As a holder of the Notes, you will not have any rights in any futures contracts underlying a Basket Component. Your Notes will be paid in cash, and you will have no right to receive delivery of any underlying commodity.

•

Changes in the Levels of the Basket Components May Offset Each Other—The Notes are linked to an equally weighted basket consisting of 10 commodity indices. Price movements in the Basket Components may result in Commodity Returns for the Basket Components on any Coupon Observation Date that do not correlate with each other. At a time when the Final Levels of one or more of the Basket Components increases from the Initial Levels of such Basket Components, the Final Levels of the other Basket Components may not increase by as much or may even decline. Therefore, in calculating the Coupon Rate for any Coupon Payment Date, any positive contribution by a Basket Component with a positive Commodity Return may be moderated, or more than offset, by depreciation in the other Basket Components. In addition, note that any positive contribution by a basket component is limited to the Return Cap. There can be no assurance that the Final Level for any basket component will be higher than its Initial Level on any Coupon Observation Date or that you will receive a Coupon Payment on any Coupon Payment Date that is higher than 0%.

•

Correlation of Performances among the Basket Components May Reduce the Performance of the Notes—Performances among the Basket Components may become highly correlated from time to time during the term of the Notes, including, but not limited to, a period in which there is a substantial decline in the primary markets for the Basket Components. High correlation during periods of negative Commodity Returns could cause the Coupon Payments to equal zero and adversely affect the market value of the Notes.

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Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Holding the Notes is not the Same as Owning the Commodities Underlying the Basket Components, Futures Contracts for Such Commodities or Certain Other Commodity Related Contracts Directly—The return on your Notes will not reflect the return you would realize if you actually purchased the commodities underlying the Basket Components, futures contracts for such commodities or exchange-traded or over-the-counter instruments based on these commodities. You will not have any rights that holders of such assets or instruments have.

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The Return on Your Notes is Not Based on the Level of the Basket Components at Any Time Other than the Coupon Observation Dates—The Coupon Payments will be based solely on the Index Closing Levels of the Basket Components on each Coupon Observation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the Index Closing Levels of one or more Basket Components drops precipitously on any Coupon Observation Date, the Coupon Payment, if any, that you will receive subsequent to such Coupon Observation Date may be significantly less than it would otherwise would have been had the Coupon Payment been linked to the level of the Basket Components prior to such drop.

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Although the level of any Basket Component on the maturity date or at other times during the life of your Notes may be higher than the Index Closing Levels of such Basket Component on a Coupon Observation Date, you will not benefit from any such increases in the level of the Basket Components other than those increases, if any, represented on the relevant Coupon Observation Date.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Taxes—We intend to treat the Notes as subject to the special rules governing variable rate debt instruments for U.S. federal income tax purposes. If the Notes are so treated, U.S. holders will generally be required to include interest on the Notes in income at the time the interest is paid or accrued, depending on the U.S. holder’s method of accounting for tax purposes. However, it is possible that the Notes may be classified as contingent payment debt instruments. If the contingent payment debt instrument rules apply to your Notes, you may be required to accrue an amount of interest during certain periods that may exceed the amount of interest you receive on your Notes for such periods and any gain that you recognize upon the sale, exchange or maturity of the Notes will generally be treated as ordinary income. See “Material U.S. Federal Income Tax Considerations—Alternative Treatments” for a more detailed discussion of these rules.

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Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Level of the Notes—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the levels of the Basket Components, therefore, the value of the Notes.

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Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Level of the Basket, and Therefore the Value of the Notes—Changes in Law or Regulation Relating to Commodity Futures Contracts May Adversely Affect the Market Value of the Notes and Therefore the Amounts Payable on your Notes—Commodity futures contracts, such as those underlying the Basket Components, are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity derivative markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the Commodity Futures Trading Commission (the “CFTC”), to adopt rules on a variety of issues and many provisions of the legislation have not yet become effective, pending the effective dates of such rules and, in some cases, the adoption of additional rules. Therefore, the Dodd-Frank regulatory scheme has not yet been fully implemented, although certain requirements, including registration and reporting requirements, as well as centralized clearing requirements for certain products and market participants, are in effect. However, the ultimate impact of the regulations on the markets and market participants cannot yet be determined.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures and swap positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation, and the CFTC had previously adopted such rules. The legislation also requires the CFTC to apply its position

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limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. Industry trade groups filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits. On September 28, 2012, the U.S. District Court for the District of Columbia granted a summary judgment motion in favor of the industry trade groups that vacated and remanded the position limit rules adopted by the CFTC. However, the CFTC may contest this ruling. If the ruling is reversed, the proposed position limits may become effective in the future. In addition, if the ruling is not reversed, the CFTC will promulgate further rules, which may be similar to the rules previously adopted. The rules ultimately adopted by the CFTC will likely limit transactions in the futures and over-the-counter derivative markets and could substantially reduce liquidity and increase market volatility in the commodities futures contracts such as those underlying the Basket Components. This could in turn adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity, increase volatility and adversely affect prices, which could in turn adversely affect the value of the reference asset.

Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority (“ESMA)”, which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen. If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in the commodities futures contracts such as those underlying the basket components, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity. The European Commission has also adopted the European Market Infrastructure Regulation (“EMIR”), which requires many OTC derivatives to be centrally cleared and, together with technical standards published and to be published by ESMA, will establish margin and capital requirements for non-centrally cleared OTC derivatives. There exists potential for inconsistency between regulations issued by the CFTC and technical standards adopted under EMIR, which could lead to market fragmentation.

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Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably—Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years—Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the basket components and, as a result, the market value of the Notes, and the amount you will receive at maturity.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some cases, and prices have experienced unprecedented volatility since that time. In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of Basket Components and, as a result, the market value of the Notes.

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Certain Basket Components Provide Exposure to Futures Contracts and Not Direct Exposure to Physical Commodities—For certain basket components, the Notes will reflect a return on based on the performance of the relevant futures contract of the underlying commodity comprising the basket component and do not provide exposure to spot prices. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity

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and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the Notes may underperform a similar investment that reflects the return on the physical commodity.

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The Notes May Be Subject to Certain Risks Specific to Agricultural Commodities—Certain basket components are agricultural commodity-linked sub-indices. Consequently, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, the Notes may be affected by a number of additional factors specific to agricultural commodities that might cause price volatility. These may include, among others:

•	weather conditions, including floods, drought and freezing conditions;

•	changes in government policies;

•	changes in global demand for food;

•	changes in ethanol or bio-diesel demand;

•	planting decisions; and

•	changes in demand for agricultural products, and in particular Cocoa and Sugar, both with end users and as inputs into various industries.

These factors interrelate in complex ways, and the effect of one factor on the price of the basket components, and the market value of the Notes linked to the basket components, may offset or enhance the effect of another factor.

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The Notes May Be Subject to Certain Risks Specific to Industrial Metals—Certain basket components are industrial metal-related sub-indices. Consequently, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, a number of additional factors specific to industrial metals might cause price volatility. These may include, among others:

•

changes in the level of industrial activity using industrial metals, and in particular aluminum, zinc, lead and nickel, including the availability of substitutes such as man-made or synthetic substitutes;

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in production costs, including storage, labor and energy costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor on the price of the basket components, and the market value of the Notes linked to the basket components, may offset or enhance the effect of another factor.

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The Notes May Be Subject to Certain Risks Specific to Energy-Related Commodities—S&P GSCI® Brent Crude Index Excess Return is an energy-related sub-index. Consequently, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These may include, among others:

•	changes in the level of industrial and commercial activity with high levels of energy demand;

•	disruptions in the supply chain or in the production or supply of other energy sources;

•	price changes in alternative sources of energy;

•	adjustments to inventory;

•	variations in production and shipping costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor on the price of the basket components, and the market value of the Notes linked to the basket components, may offset or enhance the effect of another factor.

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The Notes May be Subject to Certain Risks Specific to Livestock-Related Commodities—Because the basket includes the S&P GSCI® Lean Hogs Index Excess Return and the S&P GSCI® Live Cattle Index Excess Return, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, a number of additional factors specific to livestock might cause price volatility. These may include, among others:

•	weather conditions, including floods, drought and freezing conditions;

•	disease and famine;

•	changes in government policies; and

•	changes in end-user demand for livestock.

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These factors interrelate in complex ways, and the effect of one factor on the price of the basket components, and the market value of the Notes linked to the basket components, may offset or enhance the effect of another factor.

•

The Notes May Be Subject to Certain Risks Specific to Gold or Silver—Because the basket includes the S&P GSCI® Precious Metals Index Excess Return, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, a number of additional factors specific to precious metals, and in particular gold or silver, might cause price volatility. Also note that Gold is weighted more heavily than Silver in the S&P GSCI® Precious Metals Index Excess Return. These may include, among others:

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in production costs, including storage, labor and energy costs;

•	costs associated with regulatory compliance, including environmental regulations;

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally;

•	precious metal leasing rates;

•	currency exchange rates;

•	level of economic growth and inflation; and

•

degree to which consumers, governments, corporate and financial institutions hold physical gold or silver as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

These factors interrelate in complex ways, and the effect of one factor on the price of the basket components, and the market value of the Notes linked to the basket components, may offset or enhance the effect of another factor.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•

the expected volatility of the price of the physical commodities underlying the basket components, and of the prices of exchange-traded futures contracts for the purchase or delivery of such commodities;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	global supply and demand for the physical commodities underlying the basket components, and supply and demand for exchange-traded futures contracts for the purchase or delivery of such commodities;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Our Right to Use any of the Indices May Be Suspended or Terminated—We have been granted a non-exclusive right to use the basket components and related trademarks or service marks in connection with the Notes. If we breach our obligations under the applicable license agreement, the index sponsor with respect to the basket components may have the right to terminate the license. If the index sponsor chooses to terminate the license agreement, we may no longer have the right under the terms of the license agreement to use the basket components and related trademarks or service marks in connection with the Notes until their maturity. If our right to use any basket component is suspended or terminated for any reason, it may become difficult for us to determine any Coupon Payment and consequently the payment on the Notes on any Coupon Payment Date including at maturity. The Calculation Agent in this case will determine, in its sole discretion, the Commodity Return, the Commodity Performance or the amount payable in respect of your Notes.

Description of the Reference Asset

The basket components are sub-indices of the S&P GSCI. Disclosure in this section relating to the methodology for compiling the S&P GSCI set forth under “The S&P GSCI® Index” accordingly relates as well to the methodology of compiling each basket component. The section, “—The Basket Components” describe the features of the any of the basket components that differ from the S&P GSCI.

The S&P GSCI

The S&P GSCI Spot Index (the “S&P GSCI”) is an index on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in countries that are members of the Organization for Economic Cooperation and Development (“OECD”). The S&P GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in countries that are members of the OECD. The commodities represented in the S&P GSCI are weighted, on a production basis, to reflect their relative significance (in the view of S&P, in consultation with the Index Committee, which is described below) to the world economy. The fluctuations in the value of the S&P GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The value of the S&P GSCI has been normalized such that its hypothetical level on January 2, 1970 was 100.

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The contracts to be included in the S&P GSCI at any given time must satisfy several sets of eligibility criteria established by S&P. First, S&P identifies those contracts that meet the general criteria for eligibility. Second, the contract volume and weight requirements are applied and the number of contracts is determined, which serves to reduce the list of eligible contracts. At that point, the list of designated contracts for the relevant period is complete. The composition of the S&P GSCI is also reviewed on a monthly basis by S&P.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI. The methodology for determining the composition and weighting of the S&P GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI. S&P makes the official calculations of the S&P GSCI.

The S&P GSCI® Excess Return is reported by Bloomberg under the ticker symbol “SPGSCIP<Index>”. Although the following discussion is largely framed in terms of the S&P GSCI it is, except as otherwise noted, equally applicable to the related S&P GSCI® Excess Return. The S&P GSCI® Spot Return is reported by Bloomberg under the ticker symbol SPGSCI<Index>”.

The Index Committee and the Index Advisory Panel

S&P has established an index committee (the “Index Committee”) to oversee the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the indices. At each meeting, the Index Committee reviews any issues that may affect the components of the S&P GSCI, statistics comparing its composition to the market, commodities being considered for addition and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters. S&P considers information about changes to the indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

S&P has also established an index advisory panel (the “Index Advisory Panel”) to assist it in connection with the operation of the S&P GSCI. The Index Advisory Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Index Advisory Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the S&P GSCI. The Index Advisory Panel acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the S&P GSCI are made by the Index Committee. Certain of the members of the Index Advisory Panel may be affiliated with clients of S&P. Also, certain of the members of the Index Advisory Panel may be affiliated with entities which from time to time may have investments linked to the S&P GSCI, either through transactions in the contracts included in the S&P GSCI, futures contracts on the S&P GSCI or derivative products linked to the S&P GSCI.

Composition of the S&P GSCI

In order to be included in the S&P GSCI, a contract must satisfy the following eligibility criteria:

(1)	The contract must:

(a)	be in respect of a physical commodity (rather than a financial commodity);

(b)	have a specified expiration or term, or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

(c)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

(2)	The commodity must be the subject of a contract that:

(a)	is denominated in U.S. dollars;

(b)	is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country that is a member of the OECD and:

•

makes price quotations generally available to its members or participants (and, if S&P is not such a member or participant, to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

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•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants; and

•	is accessible by a sufficiently broad range of participants; and

(c)	is traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI that, at any given point in time, will be involved in the rolls to be affected in the next three roll periods.

(3)	The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI. In appropriate circumstances, however, S&P, in consultation with the Index Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

(4)	At and after the time a contract is included in the S&P GSCI, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time on each contract business day by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

(5)	Volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

(6)	A contract that is not included in the S&P GSCI at the time of determination and that is based on a commodity that is not represented in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(7)	A contract that is already included in the S&P GSCI at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$5 billion and at least US$10 billion during at least one of the three most recent annual periods used in making the determination.

(8)	A contract that is not included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$30 billion.

(9)	A contract that is already included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$10 billion and at least US$20 billion during at least one of the three most recent annual periods used in making the determination.

(10)	A contract that is already included in the S&P GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI and each contract’s percentage of the total is then determined.

(11)	A contract that is not included in the S&P GSCI at the time of determination must, in order to be added to the S&P GSCI at such time, have a reference percentage dollar weight of at least 1.00%.

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(12)	In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a)	such contracts will be included in the S&P GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI attributable to such commodity exceeding a particular level; and

(b)	if additional contracts could be included with respect to several commodities at the same time, the procedure in paragraph 12(a) above is first applied with respect to the commodity that has the smallest portion of the S&P GSCI attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI attributable to it.

Currently, 24 contracts meet the requirements for inclusion in the S&P GSCI.

Contracts Included in the S&P GSCI for 2013

Trading Facility	Commodity (Contract)	Ticker(1)	2012 Contract Production Weight	2013 Contract Production Weight	2013 Average Contract Reference Price ($)	2012 Percentage Dollar Weight(2)	2013 Percentage Dollar Weight	2013 Total Dollar Value Traded (USD bn)	2013 Trading Volume Multiple
CBT	Wheat (Chicago)	W	18,217.58	19,699.65	6.944 BU	3.23%	3.04%	913.8	123.30
KBT	Wheat (Kansas City)	KW	5,004.07	3,922.03	7.342 BU	0.99%	0.88%	192.4	123.30
CBT	Corn	C	29,648.15	30,371.03	6.549 BU	4.64%	4.66%	2,540.20	235.70
CBT	Soybeans	S	8,037.32	8,163.84	13.607 BU	2.55%	2.63%	3,553.00	590.40
ICE - US	Coffee “C”	KC	17,406.22	17,554.97	1.975 lbs	1.02%	0.83%	434.8	231.40
ICE - US	Sugar #11	SB	344,724.80	341,991.60	0.229 lbs	2.28%	1.90%	662	155.70
ICE - US	Cocoa	CC	4.116321	4.100944	2345.083 MT	0.30%	0.23%	137.2	263.4
ICE - US	Cotton #2	CT	53,411.21	52,490.38	0.869 lbs	1.79%	1.12%	249.9	101.10
CME	Lean Hogs	LH	72,823.44	76,883.59	0.872 lbs	1.49%	1.52%	394.1	108.50
CME	Cattle (Live)	LC	92,591.82	91,280.08	1.221 lbs	2.42%	2.71%	692	114.60
CME	Cattle (Feeder)	FC	13,596.46	14,819.78	1.497 lbs	0.41%	0.49%	137.8	114.60
NYM/ICE	Oil (WTI Crude)	CL	13,557.23	11,033.01	95.087 bbl	30.49%	30.96%	17,858.90	314.20
NYM	Oil (#2 Heating)	HO	71,569.80	87,775.28	2.986 gal	4.80%	5.13%	4,461.40	314.20
NYM	Oil (RBOB)	RB	73,694.10	88,342.87	2.837 gal	4.78%	5.02%	4,266.20	314.20
ICE – UK	Oil (Brent Crude)	LCO	6,959.70	8,638.79	109.773 bbl	17.14%	18.35%	16,143	314.20
ICE - UK	Oil (Gasoil)	LGO	359.2745	386.9597	939.521 MT	7.36%	8.11%	6,188.90	314.2
NYM/ICE	Natural Gas	NG	28,984.31	29,450.21	2.910 mmBtu	2.94%	2.03%	4,275.20	920.70
LME	Aluminum (High Gd. Prim.)	MAL	42.53	43.64	2071.229 MT	2.53%	2.12%	3,200.50	653.5
LME	Copper (Grade A)	MCU	17.14	17.7	7873.938 MT	3.74%	3.24%	7,305.50	967.5
LME	Standard Lead	MPB	7.872	8.28	2031.708 MT	0.47%	0.38%	650.2	713.3
LME	Primary Nickel	MNI	1.352	1.376	17810.750 MT	0.80%	0.58%	1,053.20	793.2
LME	Zinc (Spl. High Grade)	MZN	11.04	11.12	1952.000 MT	0.61%	0.52%	1,299.40	1104.9
CMX	Gold	GC	76.58309	76.77599	1,660.250 oz	2.68%	3.05%	7,571.10	1096.3
CMX	Silver	SI	665.5205	676.45	30.940 oz	0.54%	0.49%	2,072.60	1,827.70

(1)	Tickers are Reuters RIC Codes.
(2)	Using the ARCP’s for the 2012 Annual Calculation Period.

The quantity of each of the contracts included in the S&P GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by sources of information determined by S&P, including the United Nations Statistical Yearbook, the United Nations Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P may calculate the weight of such commodity based on regional, rather than world, production data.

The five-year moving average is updated annually for each commodity included in the S&P GSCI, based on the most recent five-year period (ending approximately one-and-one-half years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights (“CPWs”) used in calculating the S&P GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity.

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However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI will change on one or more of these monthly valuation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI. Commodities included in the S&P GSCI which no longer satisfy such criteria, if any, will be deleted.

S&P also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI are necessary or appropriate in order to assure that the S&P GSCI represents a measure of commodity market performance and to preserve and enhance S&P GSCI’s tradability. S&P has the discretion to make any such modifications. We do not have any obligation to notify you if S&P changes the composition of the S&P GSCI, the methodology of calculating the value of the S&P GSCI or any other policies of S&P relevant to the S&P GSCI.

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The following table illustrates the changes in the year-end percentage dollar weights of each subsector included in the S&P GSCI from December 31, 1991 until December 31, 2012:

Historical Composition of the S&P GSCI

	Energy	Industrial Metals	Precious Metals	Agriculture	Livestock
December 31, 1991	48.0%	5.9%	2.4%	21.1%	22.7%
December 31, 1992	48.9%	6.1%	2.4%	18.6%	24.0%
December 31, 1993	39.6%	6.3%	3.0%	24.7%	26.4%
December 31, 1994	48.8%	8.2%	2.6%	20.8%	19.6%
December 31, 1995	53.5%	7.9%	2.6%	25.3%	10.6%
December 31, 1996	61.5%	6.4%	2.4%	19.6%	10.1%
December 31, 1997	55.3%	7.2%	2.4%	24.0%	11.1%
December 31, 1998	46.9%	9.2%	3.8%	28.1%	12.0%
December 31, 1999	60.3%	8.5%	2.6%	18.1%	10.5%
December 31, 2000	66.8%	6.4%	2.0%	16.1%	8.7%
December 31, 2001	58.6%	7.8%	2.8%	19.6%	11.2%
December 31, 2002	67.4%	5.6%	2.5%	16.9%	7.7%
December 31, 2003	66.8%	7.4%	2.5%	17.0%	6.3%
December 31, 2004	71.1%	7.8%	2.2%	12.2%	6.6%
December 31, 2005	75.7%	7.2%	2.0%	10.3%	5.0%
December 31, 2006	68.4%	11.1%	2.5%	13.4%	4.7%
December 31, 2007	73.8%	7.1%	2.2%	13.3%	3.6%
December 31, 2008	65.2%	6.4%	3.8%	18.8%	5.8%
December 31, 2009	70.2%	8.2%	3.1%	14.4%	4.1%
December 31, 2010	66.5%	8.3%	3.4%	17.4%	4.3%
December 31, 2011	70.5%	6.6%	3.5%	14.7%	4.7%
December 31, 2012	69.0%	6.9%	3.6%	15.6%	5.0%

Copyright Standard & Poor’s Financial Services LLC. Used by permission

Contract Expirations

Because the S&P GSCI is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry. The relative liquidity of the various active contracts is one of the factors that may be taken into consideration in determining which of them S&P includes in the S&P GSCI.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications, contract expirations and other matters.

Value of the S&P GSCI

The value of the S&P GSCI on any given day is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time. The total dollar weights of the S&P GSCI is the sum of the dollar weight of each of the components of the S&P GSCI. The dollar weight of each such Index Component on any S&P GSCI business day is equal to:

•	the daily contract reference price,

•	multiplied by the appropriate CPW, and

•	during a roll period, the appropriate “roll weight” (discussed below).

Daily Contract Reference Price

The daily contract reference price used in calculating the dollar weight of each component of the S&P GSCI on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that if the exchange is closed or otherwise fails to publish a daily contract reference price on that day or if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected. However, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P, if it deems such action to be appropriate under the circumstances, will determine

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the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI Index calculation. The initial value of the S&P GSCI was normalized such that its hypothetical level on January 2, 1970 was 100.

Roll Weights and Roll Periods

The “roll weight” of a commodity reflects the fact that the positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI takes place over a number of business days during each month (referred to as a “roll period”). On each day of the roll period, the “roll weights” of the current contract expirations and the next contract expiration (the next contract as designated by the index rules) into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the index is gradually shifted from the current contract expiration to the next contract expiration (the next contract as so designated). The roll period applicable to the S&P GSCI occurs from the fifth to ninth S&P GSCI business days of each month which are days on which the indices are calculated, as determined by NYSE Euronext Holiday & Hours schedule.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•

if, with respect to any current contract expiration and the next contract expiration, the S&P GSCI business day on which the roll is intended to occur is not a day on which the trading facility on or through which the given contract expirations are traded is scheduled to be open for trading for at least three hours, these contract expirations are not available for trading during these hours or no daily contract reference price is published by the trading facility for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•

the daily contract reference price published by the relevant trading facility, in the reasonable judgment of S&P, reflects manifest error and such error is not corrected by the S&P GSCI settlement time or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price or a corrected price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time and does not resume at least ten minutes prior to, and continue until, the scheduled closing time.

The Basket Components

The S&P GSCI® Live Cattle Index Excess Return, the S&P GSCI® Cocoa Index Excess Return, the S&P GSCI® Aluminum Index Excess Return, the S&P GSCI® Sugar Index Excess Return, the S&P GSCI® Lean Hogs Index Excess Return, the S&P GSCI® Brent Crude Index Excess Return, the S&P GSCI® Lead Index Excess Return, the S&P GSCI® Nickel Index Excess Return and the S&P GSCI® Zinc Index

The table below sets forth each of the S&P GSCI™ sub-indices that constitute the basket components (see below for disclosure related to the S&P GSCI® Precious Metals Index Excess Return), as well as the underlying commodity, the name of the futures contract on the underlying commodity and the exchange on which the relevant futures contract trades. The delivery month associated with each of the contracts included in the basket components changes each month because the contract included in each basket component at any given time is currently required to be the contract with the closest expiration date (the “front-month contract”). Each basket component (see below for disclosure related to the S&P GSCI® Precious Metals Index Excess Return) incorporates a methodology for rolling into the contract with the next closest expiration date (the “next-month contract”) each month. Each basket component (see below for disclosure related to the S&P GSCI® Precious Metals Index Excess Return) gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the index. Over time, this monthly roll-over leads to the inclusion of many different individual contracts in each basket component set forth below. The commodities industry utilizes single-component indices because the purpose of a commodities index is generally to reflect the current market price of the Index Components by including the front-month futures contract with respect to each component, necessitating a continuous monthly roll-over to a new front-month contract. As the

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underlying commodity is not static but rather is represented by constantly changing contracts, a single commodity index actually contains a changing series of individual contracts and is regarded by commodities industry professionals as a valuable tool in tracking the change in the value of the underlying commodity over time.

Table of Basket Components and Underlying Futures Contracts

Basket Component	Commodity	Underlying Futures Contract	Exchange/ Price Source
S&P GSCI® Live Cattle Index Excess Return	Cattle (live)	LC	CME
S&P GSCI® Aluminum Excess Return	Aluminum (High Gd. Prim.)	MAL	LME
S&P GSCI® Cocoa Index Excess Return	Cocoa	CC	ICE - US
S&P GSCI® Lean Hogs Index Excess Return	Lean Hogs	LH	CME
S&P GSCI® Sugar Index Excess Return	Sugar #11	SB	ICE - US
S&P GSCI® Brent Crude Index Excess Return	Oil (Brent Crude)	LCO	ICE - UK
S&P GSCI® Lead Index Excess Return	Standard Lead	MPB	LME
S&P GSCI® Nickel Index Excess Return	Primary Nickel	MNI	LME
S&P GSCI® Zinc Index Excess Return	Zinc (Spl. High Grade)	MZN	LME

Level of the Basket Components

Each basket component incorporates the returns of those contracts in the S&P GSCI™ that comprise the basket component and the discount or premium obtained by rolling hypothetical positions in those contracts forward as they approach delivery. The level of any basket component on any S&P GSCI™ business day is equal to the product of (1) the level of such basket component on the immediately preceding S&P GSCI™ business day multiplied by (2) one plus the contract daily return. The contract daily return on any given day is equal to the sum, for each of the commodities included in any basket component, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate contract production weight and the appropriate roll weight, divided by the total dollar weight of the relevant basket component on the preceding day, minus one. The daily contract reference price is the price of the relevant contract that is used as a reference or benchmark by market participants. The contract production weight is calculated based on the total quantity traded for the relevant contract as compared to the world or regional production average, as applicable, of the underlying commodity. The roll weight of a commodity reflects the adjustments necessary because positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.

S&P GSCI® Precious Metals Index Excess Return

The S&P GSCI® Precious Metals Index Excess Return is also a sub-index of the S&P GSCI® Excess Return Index, and therefore disclosure above relating to the methodology for compiling the S&P GSCI® Excess Return Index accordingly relates as well to the methodology of compiling the S&P GSCI® Precious Metals Index Excess Return. The S&P GSCI® Precious Metals Index Excess Return is calculated in the same manner as the S&P GSCI® Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the commodities included in the S&P GSCI® Precious Metals Index Excess Return and (ii) the S&P GSCI® Precious Metals Index Excess Return has a separate normalizing constant. The dollar weights and daily contract reference prices used in calculating each such normalizing constant are limited to those of the designated contracts included in the S&P GSCI® Precious Metals Index Excess Return.

The table below sets forth the underlying commodities of the S&P GSCI® Precious Metals Index Excess Return, as well as the weightings and the exchange on which the relevant futures contract trades. The delivery month associated with each of the contracts included in the S&P GSCI® Precious Metals Index Excess Return changes each month because the contract included in the S&P GSCI® Precious Metals Index Excess at any given time is currently required to be the contract with the closest expiration date (the “front-month contract”). The S&P GSCI® Precious Metals Index Excess Return incorporates a methodology for rolling into the contract with the next closest expiration date (the “next-month contract”) each month. The S&P GSCI® Precious Metals Index Excess Return gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five

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business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the S&P GSCI® Precious Metals Index Excess Return, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the S&P GSCI® Precious Metals Index Excess Return. Over time, this monthly roll-over leads to the inclusion of many different individual contracts in the S&P GSCI® Precious Metals Index Excess Return. The commodities industry utilizes single-component indices because the purpose of a commodities index is generally to reflect the current market price of the index components by including the front-month futures contract with respect to each component, necessitating a continuous monthly roll-over to a new front-month contract. As the underlying commodity is not static but rather is represented by constantly changing contracts, a single commodity index actually contains a changing series of individual contracts and is regarded by commodities industry professionals as a valuable tool in tracking the change in the value of the underlying commodity over time.

Table of Underlying Commodities

Basket Component	Commodity	Underlying Futures Contract	Dollar Weights (as of 4/25/2013)	Exchange/Price Source
S&P GSCI® Precious Metals Index Excess Return	Gold	Gold	87.26%	CMX
	Silver	Silver	12.74%	CMX

Level of the S&P GSCI® Precious Metals Index Excess Return

The S&P GSCI® Precious Metals Index Excess Return incorporates the returns of those contracts in the S&P GSCI® that comprise the S&P GSCI® Precious Metals Index Excess Return and the discount or premium obtained by rolling hypothetical positions in those contracts forward as they approach delivery. The level of the S&P GSCI® Precious Metals Index Excess Return on any S&P GSCI® business day is equal to the product of (1) the level of the S&P GSCI® Precious Metals Index Excess Return on the immediately preceding S&P GSCI® business day multiplied by (2) one plus the contract daily return. The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI® Precious Metals Index Excess Return, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate contract production weight and the appropriate roll weight, divided by the total dollar weight of the S&P GSCI® Precious Metals Index Excess Return on the preceding day, minus one. The daily contract reference price is the price of the relevant contract that is used as a reference or benchmark by market participants. The contract production weight is calculated based on the total quantity traded for the relevant contract as compared to the world or regional production average, as applicable, of the underlying commodity. The roll weight of a commodity reflects the adjustments necessary because positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.

For reference purposes only, the Index Closing Level of the S&P GSCI® Precious Metals Index Excess Return on the Basket Initial Valuation Date, any Coupon Observation Date and the Basket Final Valuation Date may be seen using the Bloomberg ticker as described below. With respect to the S&P GSCI® Precious Metals Index Excess Return, the Index Closing Level of the S&P GSCI® Precious Metals Index Excess Return is published at the regular weekday close of trading on the relevant date as displayed on Bloomberg Professional® service page “SPGSPMP <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

License Agreement

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s Financial Services LLC (“S&P”). S&P does not make any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes or the ability of the S&P GSCI or any of its sub-indices to track general stock market performance.

S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the Basket Components, which are determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Basket Components. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BASKET COMPONENTS OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BASKET COMPONENTS OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BASKET COMPONENTS OR ANY DATA INCLUDED THEREIN. WITHOUT

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LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

S&P GSCI®, S&P GSCI® Index, S&P GSCI® Total Return Index, S&P GSCI® Live Cattle Index Excess Return, the S&P GSCI® Cocoa Index Excess Return, the S&P GSCI® Aluminum Index Excess Return, the S&P GSCI® Sugar Index Excess Return, the S&P GSCI® Lean Hogs Index Excess Return, the S&P GSCI® Precious Metals Index Excess Return, the S&P GSCI® Brent Crude Index Excess Return, the S&P GSCI® Lead Index Excess Return, the S&P GSCI® Nickel Index Excess Return and the S&P GSCI® Zinc Index Excess Return and S&P GSCI® Commodity Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC.

We have derived substantially all of the information contained in this pricing supplement regarding the S&P GSCI and the Basket Components (the “Indices”) including, without limitation, its make up, its method of calculation and changes in its components and its historical closing levels, from publicly available information. Such information reflects the policies of, and is subject to change by, the sponsor(s) or publisher of the Indices. The Indices are developed, calculated and maintained by their sponsor(s) and/or publisher. In connection with the offering of the Notes, neither we nor any of our agents have participated in the preparation of the information described in the preceding paragraphs or made any due diligence inquiry with respect to the Indices or the sponsors or publishers of the Indices. Neither we nor any of our agents makes any representation or warranty as to the accuracy or completeness of such information or any other publicly available information regarding the Indices or any of the sponsors or publishers of the Indices. Furthermore, we cannot give any assurance that all events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available information described in the preceding paragraphs) that would affect the levels of the Indices (and therefore the initial levels of the Basket Components at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor of the Indices could affect the payments at maturity, the Coupon Payments or any other amounts payable on your Notes, and therefore the market value of the Notes in the secondary market, if any.

Historical Information

The following graphs set forth the historical performance of the Basket Components based on the Index Closing Levels from January 3, 2003 through April 25, 2013 in respect of the S&P GSCI® Live Cattle Index Excess Return, the S&P GSCI® Cocoa Index Excess Return, the S&P GSCI® Aluminum Index Excess Return, the S&P GSCI® Sugar Index Excess Return, the S&P GSCI® Lean Hogs Index Excess Return, the S&P GSCI® Precious Metals Index Excess Return, the S&P GSCI® Brent Crude Index Excess Return, the S&P GSCI® Nickel Index Excess Return, the S&P GSCI® Lead Index Excess Return and the S&P GSCI® Zinc Index Excess Return. The closing levels on April 24, 2013 were 334.7929 with respect to S&P GSCI® Live Cattle Index Excess Return, 22.88517 with respect to S&P GSCI® Sugar Index Excess Return, 9.202717 with respect to S&P GSCI® Cocoa Index Excess Return, 26.66806 with respect to S&P GSCI® Lean Hogs Index Excess Return, 34.14363 with respect to S&P GSCI® Aluminum Index Excess Return, 210.4545 with respect to S&P GSCI® Precious Metals Index Excess Return, 809.5369 with respect to S&P GSCI® Brent Crude Index Excess Return, 213.7052 with respect to S&P GSCI® Lead Index Excess Return, 225.8162 with respect to S&P GSCI® Nickel Index Excess Return and 50.68790 with respect to S&P GSCI® Zinc Index Excess Return.

We obtained the closing levels, as applicable, of the Basket Components below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The historical levels of the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the levels of the Basket Components on any day during the term of the Notes, including any Coupon Observation Date or the Basket Final Valuation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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PAST PERFORMANCE IS NOT INDICATIVE OF E RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent has committed to take and pay for all of the Notes, if any are taken.

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